N   E   W   S

December 17, 2004

Beth Copeland — Media
(317) 269-1395
William J. Brunner — Shareholders & Analysts
(317) 269-1614

FOR IMMEDIATE RELEASE

First Indiana Corporation Announces Final Results of Self Tender Offer

     (INDIANAPOLIS) — First Indiana Corporation announced today that it has purchased 1,730,000 of its common shares at $23.50 pursuant to its self tender offer that expired December 13, 2004. The shares purchased included 1,600,000 shares that the company was obligated to purchase under the terms of the offer and an additional 130,000 shares that the company purchased in accordance with the optional purchase provisions of the offer.

     According to final reports, the number of shares that were tendered for purchase under the offer prior to expiration exceeded the number of shares that the company had offered to purchase. Therefore, the company has purchased, in most cases, 62.067 percent of the shares tendered by each of its shareholders. Tenders made by certain odd lot holders will be purchased in their entirety, and tenders made by certain shareholders who conditioned their tenders will be purchased, or not purchased, in accordance with random lot acceptance procedures set forth in the offer.

First Indiana Announces Final Results of Self Tender Offer
December 17, 2004

     The number of shares to be purchased represents approximately 11 percent of First Indiana’s shares outstanding. Payment will be made and certificates for shares not purchased will be returned commencing Monday, December 20, 2004.

     Any questions with regard to the tender offer may be directed to the information agent, Georgeson Shareholder Communications, at 1-800-457-0759.

     First Indiana may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although First Indiana and its affiliates are prohibited from purchasing shares until at least 10 business days after December 13, 2004.

     First Indiana Corporation (Nasdaq: FINB) is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest commercial bank headquartered in Indianapolis. Founded in 1915, First Indiana Bank is a national bank with 32 offices in Central Indiana. First Indiana also originates consumer loans in 47 states through a national independent agent network. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.

First Indiana Announces Final Results of Self Tender Offer
December 17, 2004

     This press release contains forward-looking statements that are based on management’s current expectations, but actual results may differ materially due to various factors. Forward-looking statements by their nature are subject to assumptions, risks, and uncertainties. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: changes in interest rates; failure of the Indiana and/or national economies to continue to improve, which could materially impact credit quality and the ability to generate acceptable loans; declines or disruptions in the stock or bond markets; and changes in accounting, tax, or regulatory practices or requirements. For additional information about the factors that affect First Indiana’s business, please see the company’s Form 10-K and other periodic filings with the Securities and Exchange Commission. First Indiana undertakes no duty to update forward-looking statements.